Exhibit 99.1 - Explanation of Responses
                     ------------

(1) Shares previously acquired by Harvey P. Eisen in connection with his services as a director of the Issuer.

(2) The shares are owned directly by certain private investment partnerships managed by Bedford Oak Advisors, LLC (the "Investment Manager"). A portion of these securities may also be deemed to be owned beneficially, indirectly by Bedford Oak Management, LLC, the general partner of the investment partnerships (the "General Partner") and by Harvey P. Eisen, the managing member of the General Partner, in accordance with the respective "pecuniary interests" of such persons (within the meaning of Exchange Act Rule 16a-1(a)(2). The Investment Manager, an affiliated entity, has the power to vote and dispose of such shares but has no pecuniary interest therein. The General Partner and Mr. Eisen disclaim any beneficial interest in such securities in excess of such pecuniary interest.

(3) On March 1, 2007, Mr. Eisen was granted options to purchase an aggregate of 2,500,000 shares of Common Stock under the Company's 2003 Stock Incentive Plan (the "Plan"), one-third of which vested on March 1, 2008, in connection with his services as a director and CEO of the Issuer. The remaining two-thirds of the options will vest pursuant to the following schedule: one-third of the options will vest on March 1, 2009 and the remaining one-third of the options will vest on March 1, 2010.